UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AVANIR PHARMACEUTICALS, INC.

(Name of Subject Company)

AVANIR PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05348P401

(CUSIP Number of Class of Securities)

Keith Katkin

President and Chief Executive Officer

Avanir Pharmaceuticals, Inc.

30 Enterprise, Suite 400,

Aliso Viejo, California 92656

(949) 389-6700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

R. Scott Shean

David M. Wheeler

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Avanir Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 30 Enterprise, Suite 400, Aliso Viejo, California 92656. The telephone number of the Company’s principal executive office is (949) 389-6700.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Common Stock”). As of December 5, 2014, there were 193,811,203 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Bigarade Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Otsuka Pharmaceutical Co., Ltd., a Japanese joint stock company (“Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $17.00 per Company Share (the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 12, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 1, 2014, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) as a wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

The Merger Agreement includes a remedy of specific performance and is not subject to a financing condition. The obligation of Purchaser to purchase the Company Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn a number of Company Shares that, when added to the Company Shares then owned by Parent, Purchaser and their respective controlled affiliates, represents at least a majority of all then outstanding Company Shares, (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the absence of any law or order by any government, court or other governmental entity that would make illegal or otherwise prohibit the Offer or the Merger, (iv) the accuracy of the representations and warranties contained in the Merger Agreement, (v) compliance with covenants contained in the Merger Agreement, (vi) there not having been a material adverse effect with respect to the Company, and (vii) the Offer shall not have been terminated.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Company Shares, each outstanding Company Share, other than any Company Shares owned by Parent, Purchaser or the Company or any wholly owned subsidiary of Parent, Purchaser or the Company, or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive an amount in cash equal to the Offer Price. In addition, effective as of immediately prior to the Effective Time, (i) each outstanding Company stock option will fully vest and automatically be canceled and terminated as of the Effective Time and the holder thereof will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of (A) the number of Company Shares that would be issuable upon exercise of such stock option, multiplied by (B) the excess, if any, of the Offer Price over the exercise price per Company Share of such option, and (ii) each outstanding Company restricted stock unit award will be canceled and terminated and each holder of such award will receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of (A) the Offer Price multiplied by (B) the number of Company Shares that were issuable upon settlement of such restricted stock unit award. The Merger Agreement is summarized in the Offer to Purchase in Section 11 under the heading “Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is midnight, New York City time, at the end of the day on January 12, 2015, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that Parent’s principal executive offices are located at 2-9 Kanda, Tsukasa-machi, Chiyoda-ku, Tokyo 101-8535, Japan. Its telephone number at this location is +81-3-6717-1400. Purchaser and its direct parent Otsuka America, Inc., which is a U.S. subsidiary of Parent, share a business address of One Embarcadero Center, Suite 2020, San Francisco, CA 94111. The telephone number at this location is (415) 986-5300.

The Company has made information relating to the Offer available online at www.avanir.com and the Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 or in the excerpts from the Company’s Annual Report on Form 10-K, filed with the SEC on December 10, 2014 (the “2014 10-K”), which excerpts are filed as Exhibit (e)(17) to this Schedule 14D-9 and incorporated herein by reference, to the knowledge of the Company as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between the Company or its affiliates, on the one hand, and (1) the Company, its executive officers, directors or affiliates or (2) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The excerpts filed as Exhibit (e)(17) to this Schedule 14D-9 are incorporated herein by reference, and include the information from the 2014 10-K under “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Director Compensation”, and “Certain Relationships and Related Transactions and Director Independence.”

Any information contained in the excerpts from the 2014 10-K incorporated by reference herein shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained in this Schedule 14D-9 modifies or supersedes such information.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Parent but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement

On May 13, 2013, the Company and Parent entered into a mutual non-disclosure agreement (as amended July 16, 2013 and September 2, 2014, the “Confidentiality Agreement”), pursuant to which, among other things, each party agreed, subject to certain exceptions, to keep confidential certain non-public information about the other party in connection with the consideration of a possible negotiated strategic transaction between the parties. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 11 under the heading “Confidentiality Agreement” is incorporated by reference herein.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and members of the board of directors of the Company (the “Company Board”) may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Company Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Company Shares tender their Company Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of December 5, 2014, the directors and executive officers of the Company and their affiliates beneficially owned in the aggregate 251,991 Company Shares, which for purposes of this subsection excludes any Company Shares issuable upon exercise or settlement of Company Options and RSU Awards (each, as defined below) held by such individuals. If the directors and executive officers and their affiliates were to tender all of such Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers and their affiliates would receive an aggregate of $4,283,847 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Options and RSU Awards held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Awards.”

The following table sets forth, as of December 5, 2014, the cash consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Company Shares beneficially owned by him, her or it (excluding shares underlying Company Options and RSU Awards), assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares (#)	Consideration Payable in Respect of Shares ($)
Executive Officers
Keith A. Katkin	159,566	$2,712,622
Rohan Palekar	49,789	$846,413
Joao Siffert	32,635	$554,795
Christine G. Ocampo	8,001	$136,017

Non-Employee Directors
Hans E. Bishop	—	—
Mark H.N. Corrigan	—	—
David J. Mazzo	1,000	$17,000
Corinne H. Nevinny	—	—
Dennis G. Podlesak	1,000	$17,000
Craig A. Wheeler	—	—

Please also see the description of certain severance, bonus and retention payments below in Item 8 “Additional Information—Named Executive Officer Golden Parachute Compensation.”

Merger Agreement

Effect of the Merger on Stock Awards

Stock Options. Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each outstanding option to purchase Company Shares (each, a “Company Option”) will fully vest and automatically be canceled and terminated as of the Effective Time and the holder thereof will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of (A) the number of Company Shares that would be issuable upon exercise of such stock option multiplied by (B) the excess, if any, of the Offer Price over the exercise price per share of such Company Option.

The table below sets forth information regarding the Company Options held by each of the Company’s executive officers and directors as of December 5, 2014.

Name	Vested Stock Options Held (#)	Value of Vested Stock Options ($)	Unvested Stock Options Held (#)	Value of Unvested Stock Options ($)	Total Value of Stock Options ($)
Executive Officers
Keith A. Katkin	1,407,310	$19,508,564	357,031	$5,192,239	$24,700,802
Rohan Palekar	156,485	$2,150,768	182,265	$2,533,332	$4,684,100
Joao Siffert	234,844	$3,360,055	172,265	$2,473,959	$5,834,014
Christine G. Ocampo	273,644	$4,192,865	63,656	$933,869	$5,126,734

Non-Employee Directors
Hans E. Bishop	—	—	—	—	—
Mark H.N. Corrigan	—	—	—	—	—
David J. Mazzo	6,250	$24,000	—	—	$24,000
Corinne H. Nevinny	—	—	—	—	—
Dennis G. Podlesak	6,250	$44,250	—	—	$44,250
Craig A. Wheeler	6,250	$25,250	—	—	$25,250

Restricted Stock Units. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding Company restricted stock unit award (whether time- or performance-based vesting) (“RSU Award”) held by the named executive officers will be canceled and terminated and each holder of such RSU Award will receive an amount in cash, if any, without interest and less the amount of any tax withholding, equal to the product of (A) the Offer Price multiplied by (B) the number of Company Shares that were issuable upon settlement of such RSU Award.

The table below sets forth information regarding the RSU Awards held by each of the Company’s named executive officers and directors as of December 5, 2014.

Name	RSUs Held (#)	Value of RSUs ($)
Executive Officers
Keith A. Katkin	837,203	$14,232,451
Rohan Palekar	253,017	$4,301,289
Joao Siffert	283,975	$4,827,575
Christine G. Ocampo	109,576	$1,862,792

Non-Employee Directors
Hans E. Bishop	93,350	$1,586,950
Mark H.N. Corrigan	43,350	$736,950
David J. Mazzo	335,394	$5,701,698
Corinne H. Nevinny	80,050	$1,360,850
Dennis G. Podlesak	335,394	$5,701,698
Craig A. Wheeler	400,394	$6,806,698

Continuing Employees

The Merger Agreement provides that for a period of one year following the Effective Time, each employee of the Company and any of its subsidiaries who, as of the date of the closing of the Merger (the “Closing Date”), continues to be employed with the Company or any of its subsidiaries, will receive (i) the same level of base salary or regular wages, as applicable, and target bonus opportunity that were provided to such employee as of

December 1, 2014, (ii) health and welfare benefits that, taken as a whole, are substantially comparable in the aggregate to the health and welfare benefits in effect for such employee on December 1, 2014, and (iii) severance benefits no less favorable than the severance benefits in effect for such employee on December 1, 2014.

The Merger Agreement further provides that to the extent that any Employee Plan (as defined in the Merger Agreement), other employee benefit plan or other compensation or severance arrangement of the Surviving Corporation or any of its subsidiaries or any employee benefit plan or other compensation or severance arrangement of Parent is made available to any continuing employee on or following the Effective Time, the Surviving Corporation will credit each continuing employee for all service with the Company and its subsidiaries for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant for purposes of vacation accrual and severance pay entitlement. Service will not be credited for purposes of any equity or equity-based awards or incentives granted after the Effective Time and need not be credited to the extent that it would result in duplication of coverage or benefits.

The Merger Agreement further provides that Parent will use commercially reasonable efforts (a) to cause continuing employees to be immediately eligible to participate in all employee benefit plans sponsored by the Surviving Corporation and its subsidiaries to the extent that coverage under the plan replaces coverage under a comparable Company benefit plan in which the employee participated prior to the Effective Time, (b) for purposes of employee benefit plans sponsored by the Surviving Corporation and its subsidiaries which provide medical, dental, pharmaceutical, vision and/or disability benefits to continuing employees, to waive waiting period, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements or other similar requirements for continuing employees and their dependents, and to give full credit for eligible expenses incurred by continuing employees and their dependents in the unfinished portion of the plan year prior to the date the employee’s participation begins in the corresponding Surviving Corporation benefit plans, for purposes of satisfying deductible, coinsurance and maximum out-of-pocket requirements, and (c) to credit the accounts of continuing employees under any flexible spending plans sponsored by the Surviving Corporation and its subsidiaries with any unused balance in the continuing employee’s account under the applicable Company flexible spending plan.

Pursuant to the Merger Agreement, Parent may request that the Company terminate its 401(k) plan as of the Effective Time, in which case continuing employees will be eligible to participate in Parent’s 401(k) plan, and Parent’s 401(k) plan will accept the continuing employees’ rollover contributions, including loans, from the Company’s 401(k) plan.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its certificate of incorporation (as amended, the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company has included in its bylaws (the “Bylaws”) provisions that require the Company to provide the foregoing indemnification to directors and officers to the fullest extent authorized by the DGCL, as it now exists or may in the future be amended, and to the extent authorized by the Bylaws. The Company has also included in its Bylaws a provision that permits the Company, at the discretion of the Company Board, to provide the foregoing indemnification to non-officer employees to the fullest extent authorized by the DGCL, as it now exists or may in the future be amended. In addition, pursuant to its Bylaws, the Company is required to advance expenses incurred by or on behalf of any director in connection with any such proceeding upon a receipt of a written request and an undertaking by or on behalf of such director to repay the amount so advanced if it shall ultimately be determined that such director is not entitled to be indemnified by the Company against such expenses. With respect to officers and non-officer employees, the Bylaws provide that the advancement of expenses incurred by or on behalf of any officer or non-officer employee in connection with any such proceeding is at the Company Board’s discretion.

Pursuant to authorization by the Company Board, the Company has entered into indemnification agreements (“Indemnification Agreements”) with each of its directors and certain of its officers that provide greater protection than that which is provided by the Company’s Charter and Bylaws. The Indemnification Agreements provide, among other things, that the Company will indemnify the director or officer (the “Indemnitee”) to the fullest extent permitted by law (subject to certain exceptions and exclusions) against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnitee in connection with proceedings in which the Indemnitee is involved by reason of the fact that Indemnitee is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee, agent or trustee of any enterprise or by reason of any action taken by Indemnitee or of any action taken on Indemnitee’s part while acting as director or officer of the Company or while serving at the request of the Company as a director, officer, employee, agent or trustee of any enterprise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement or advancement of expenses can be provided under the Indemnification Agreement.

In addition, and subject to certain limitations, the Indemnification Agreements provide for the advancement of expenses incurred by Indemnitee in connection with any proceeding, and the reimbursement to the Company of the amounts advanced to the extent that it is ultimately determined that the Indemnitee is not entitled to be indemnified by the Company. The Indemnification Agreements do not exclude any other rights to indemnification or advancement of expenses to which the Indemnitee may be entitled pursuant to the Company’s Charter or Bylaws.

The foregoing summary of the Indemnification Agreements is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as Exhibit (e)(3) hereto, and is incorporated herein by reference.

The Merger Agreement provides for indemnification and insurance rights in favor of the Company’s current and former directors and officers (including any person who becomes a director or officer of the Company or any of its subsidiaries prior to the Effective Time) (the “Indemnified Persons”). Specifically, Parent and the Surviving Corporation and its subsidiaries as of the Effective Time have agreed to honor and fulfill in all respects the obligations of the Company and its subsidiaries under (i) the indemnification agreements between the Company or any of its subsidiaries and the Indemnified Persons and (ii) the indemnification, expense advancement and exculpation provisions in any certificate of incorporation or bylaws or comparable organizational document of the Company or any of its subsidiaries in effect on the date of the Merger Agreement. Furthermore, from and after the Effective Time, Parent and the Surviving Corporation and its subsidiaries as of the Effective Time will ensure that, for a period of six years after the Effective Time, the certificates of incorporation or bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries contain provisions with respect to indemnification, expense advancement and exculpation that are no less favorable than those provisions in the certificates of incorporation or bylaws or other similar organizational documents of the Company or any of its subsidiaries, in effect as of the date of the Merger Agreement.

Additionally, from and after the Effective Time, for a period of six years after the Effective Time, the Surviving Corporation and its subsidiaries as of the Effective Time will indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its subsidiaries or other affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to or at the Effective Time), or (ii) any of the transactions contemplated by the Merger Agreement. Furthermore, during such six-year period after the Effective Time, the Surviving Corporation and its subsidiaries as of the Effective Time will advance all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided that such Indemnified Person is not entitled to indemnification under the Merger Agreement.

From and after the Effective Time, Parent and the Surviving Corporation have agreed to maintain in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by the Company’s existing directors’ and officers’ liability insurance policies (“Current Company D&O Insurance”), on terms with respect to the coverage and amounts that are no less favorable than those of the Current Company D&O Insurance; however, Parent and the Surviving Corporation will not be obligated to pay annual premiums for such insurance policies in excess of 300% of the amount paid by the Company for coverage during its current coverage period. Prior to the Effective Time, the Company may purchase a six-year “tail” prepaid policy on the Current Company D&O Insurance which, in lieu of the immediately foregoing Parent and Surviving Corporation obligations, Parent and the Surviving Corporation will maintain in full force and effect and continue to honor their respective obligations thereunder for so long as such “tail” policy is in full force and effect.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on December 1, 2014, the Company Board unanimously: (i) determined that the Offer and the Merger are in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement and approved the Offer, the Merger, the other transactions contemplated by the Merger Agreement and all other actions or matters necessary or appropriate to give effect to the foregoing and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(9) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board and management continually evaluate the Company’s business and financial plans and prospects. As part of this evaluation, the Company Board and management have periodically considered strategic alternatives to enhance value to the Company’s stockholders. Over the last several years, the Company Board and management have considered a number of partnering and licensing relationships and other strategic transactions, including at times exploring a potential sale of the Company to enhance value to the Company’s stockholders.

Throughout 2013 and 2014, the Company worked with two separate financial advisors, one of which was Centerview Partners LLC (“Centerview”), to assess potential partnering and licensing arrangements with various pharmaceutical and biotechnology companies and to explore other potential strategic transactions. As a result of this exploration of strategic alternatives, the Company developed relationships with many pharmaceutical and biotechnology companies who were potential strategic partners or acquirors of the Company and gained insights into these companies’ various strategic priorities. During this period, the Company had discussions and exchanged information with approximately 12 pharmaceutical and biotechnology companies regarding potential partnering and licensing arrangements or product acquisitions, and in some cases, the discussions included preliminary discussions about the potential sale of the Company. The Company entered into confidentiality agreements with all of these parties during the course of the discussions. However, except as described below with respect to interactions with Parties A-E (as defined below), none of these discussions advanced beyond a preliminary stage due to lack of interest by the other parties.

As part of its ongoing process to consider strategic alternatives, the Company entered into a confidentiality agreement with Parent on May 13, 2013 and began sharing non-public information with Parent in connection with a potential licensing and co-promote agreement between the Company and Parent.

From May 2013 through January 2014, the Company and Parent continued discussions regarding a potential licensing and co-promote agreement. During the course of these discussions, representatives of Parent at various times suggested that Parent may also be interested in acquiring the Company, but discussions regarding the sale of the Company did not progress during this time.

In parallel to exploring potential licensing and co-promote agreements, the Company regularly explored potential acquisitions as a means to enhance stockholder value. Party A, a public biotechnology company (“Party A”), was among the companies with whom the Company had discussions. In May 2013, the Company entered into a confidentiality agreement with Party A with respect to a possible acquisition of Party A and began exchanging certain non-public information with Party A.

In addition, from December 2013 through September 2014 the Company had numerous discussions with another public biotechnology company (“Party B”) regarding a possible business combination, but these discussions never resulted in any substantive proposals by either party. Party B ultimately informed the Company in September 2014 that it was not interested in exploring a business combination with the Company.

On January 30, 2014, Parent informed the Company that it was suspending discussions regarding a potential licensing or co-promote transaction with the Company at that time due to certain internal factors at Parent.

On February 19, 2014 the Company submitted an indication of interest to Party A to acquire certain assets of Party A for cash. That offer was rejected by Party A as insufficient, but the Company and Party A agreed to continue to engage in discussions.

Throughout the Spring and Summer of 2014, the Company maintained contact with Parent, other potential strategic partners and acquirors and Party A, and continued to consider potential strategic transactions.

On March 6, 2014, the Company and a large public pharmaceutical company (“Party C”) entered into a confidentiality agreement in connection with the consideration of a potential strategic transaction. From that time until November 2014, the Company and Party C had periodic discussions regarding potential licensing and partnering arrangements and other strategic transactions.

On the morning of April 30, 2014, the Company announced that the U.S. District Court for the District of Delaware ruled in its favor in an important patent infringement lawsuit involving the Company’s NUEDEXTA product. The closing price of the Common Stock on April 30, 2014 was $4.98 per Company Share, compared to a closing price of $3.42 per Company Share on the previous trading day, April 29, 2014.

On May 6, 2014, the Company engaged Latham & Watkins LLP (“Latham & Watkins”) to act as its legal advisor in connection with the Company’s consideration of potential strategic transactions. The Company Board and management had a long-standing relationship with representatives of Latham & Watkins, and the Company Board believed Latham & Watkins would be a valuable advisor, particularly in a potential sale of the Company, based on Latham & Watkins’ expertise advising on mergers and acquisitions in the pharmaceutical industry.

On May 8, 2014, Mr. Katkin, the Company’s President and CEO, had a meeting with representatives of another large public pharmaceutical company (“Party D”) to discuss Party D’s interest in exploring a strategic transaction with the Company. This meeting did not lead to further discussions at this time.

On July 3, 2014, following continued discussions and diligence between the Company and Party A, the Company made a non-binding offer to acquire 100% of the outstanding shares of Party A in a cash and stock transaction. Party A rejected the cash and stock offer as insufficient, but agreed to continue discussions with the Company.

On July 18, 2014, the Company Board held a telephonic meeting with members of its management and representatives of Latham & Watkins and Centerview participating. At this meeting, members of management updated the Company Board on discussions with Party A, as well as other strategic alternatives being analyzed by management. Following discussion, the Company Board directed management to continue diligence and negotiations with Party A and to continue to explore other potential strategic alternatives available to the Company to enhance value to the Company’s stockholders.

On July 22, 2014, the Company submitted a revised indication of interest to Party A proposing an acquisition of Party A in an all-stock deal. Party A once again rejected the offer as insufficient, but agreed to continue discussions regarding an all-stock acquisition by the Company.

Also in July 2014, Parent informed the Company that the internal factors at Parent that caused the postponement of discussions in January 2014 had been resolved and Parent proposed to resume discussions regarding a potential licensing or co-promote transaction with the Company. In July and August 2014, management of the Company and representatives of Parent exchanged emails and had preliminary diligence calls concerning a potential strategic transaction between the companies. During these discussions Parent indicated that it was interested in exploring a potential acquisition of the Company.

On August 7, 2014, the Company Board held a meeting with members of its management and representatives of Centerview present for portions of the meeting. During this meeting, the Company Board discussed the strategic transactions currently being considered by the Company, including the potential acquisition of Party A and the resumption of discussions with Parent, and representatives of Centerview provided a preliminary financial analysis of the Company. The Company Board directed management to continue to pursue a potential transaction with Party A and to continue to explore other potential strategic transactions for the Company.

On September 2, 2014, the Company amended its confidentiality agreement with Parent to expand the scope of the confidentiality agreement to cover discussions regarding any potential strategic transaction. Following this, the Company and Parent scheduled an in-person meeting for October 1, 2014 to discuss further a potential strategic transaction.

On September 15, 2014, the Company announced positive results from its phase II clinical trial for AVP-923 in the treatment of agitation in patients with Alzheimer’s disease (the “Phase II Announcement”). Following the Phase II Announcement, the closing price of the Common Stock on September 15, 2014 was $12.49 per Company Share, compared to a closing price of $6.74 per Company Share on the previous trading day, September 12, 2014.

Later on September 15, 2014, representatives of a large public pharmaceutical company (“Party E”) reached out to the Company to express their interest in exploring potential partnership opportunities with the Company. Following this communication, on September 26, 2014, representatives of the Company and representatives of Party E had a teleconference to discuss diligence matters relating to the Company’s commercial product.

On September 16, 2014, Mr. Katkin had a phone conference with the chief executive officer of Party A who expressed reservations about an all-stock transaction in the price range previously discussed due to the appreciation in the value of the Company’s shares following the Phase II Announcement.

In light of the Company’s then-projected long term capital needs, the Company began considering a potential equity offering in mid-September 2014. Due to the significant increase in the market price of the Common Stock following the Phase II Announcement, the September 16 conversation with Party A’s CEO regarding valuation, and the fact that discussions with Parent had only recently resumed, were in the preliminary stages and no financial terms for the transaction had been discussed by the parties, the Company did not believe that a strategic transaction with a third party was likely in the near term.

On September 22, 2014, the Company announced that it would be making an underwritten offering of its Common Stock and on September 29, 2014, the Company closed the sale of 20,930,000 Company Shares in an underwritten public offering at a price of $11.00 per Company Share for total proceeds to the Company of $216.9 million, after deducting the underwriters’ discounts and commissions and offering expenses payable by the Company.

On September 22, 2014, after the Company’s announcement of its Common Stock offering, representatives of Goldman Sachs & Co. (“Goldman Sachs”), the financial advisor to Parent, called representatives of Centerview to introduce themselves and discuss Parent’s potential interest in exploring the possibility of acquiring the Company.

On October 1, 2014, representatives of Parent visited the Company’s headquarters and held diligence meetings with senior members of the Company’s management. Following these meetings, on October 2, 2014, representatives of Parent told Mr. Katkin that Parent was interested in pursuing an all-cash transaction to acquire the Company and that an indication of interest would be forthcoming in the following two weeks.

During the week of October 6, 2014, representatives of Party A contacted Mr. Katkin and expressed an interest in resuming discussions related to the Company’s acquisition of Party A. These representatives noted that Party A would not want to execute a definitive agreement with respect to a transaction until after the date the Company expected the U.S. Food and Drug Administration (“FDA”) to have completed its review of the NDA for AVP-825. Specifically, based upon review of timelines provided by the FDA at the start of its review, the Company expected the FDA to complete its review of the NDA for AVP-825 by November 26, 2014 (the “PDUFA Date”).

On October 9, 2014, the Company and Party A tentatively agreed on a revised offer price that would be mutually acceptable for the potential all-stock acquisition of Party A by the Company, subject to completion of due diligence and negotiation of definitive agreements. Party A confirmed that it would not be willing to execute a definitive agreement until after the Company’s PDUFA Date.

On October 16, 2014, the Company received from Parent a written, non-binding proposal to acquire the Company for $15.00 per Company Share in cash subject to the completion of due diligence, Parent board approval and successful negotiation of a definitive agreement. The offer would be financed from Parent’s existing cash resources and would not be subject to any financing condition. In its proposal, Parent expressed a desire to complete due diligence and negotiate and sign a definitive agreement for the transaction within the following four weeks. On a subsequent phone conversation between the Company and Parent, Parent identified November 17, 2014 as its preferred date to sign a definitive agreement. The closing price of the Common Stock on October 15, 2014, the day before the offer was received, was $11.52 per Company Share.

On October 17, 2014, Mr. Katkin communicated Parent’s proposal to members of the Company Board and indicated further discussion would occur at the next meeting of the Company Board on October 21, 2014.

Effective October 20, 2014, the Company Board entered into an engagement letter with Centerview. The Company Board and management had a long-standing relationship with representatives of Centerview, and the Company Board believed Centerview would be a valuable advisor in the consideration of potential strategic transactions, including a potential sale of the Company, based on Centerview’s reputation and experience with respect to the pharmaceutical and biopharmaceutical industries.

On October 21, 2014, the Company Board held a telephonic meeting, with members of management, Centerview and Latham & Watkins participating, to discuss Parent’s proposal and the status of discussions with Party A. Representatives of Latham & Watkins reviewed with the Company Board their fiduciary duties when considering strategic transactions. Mr. Katkin reported on the $15.00 per Company Share acquisition proposal received from Parent on October 16, 2014 and the Company’s prior history of discussions with Parent. Representatives of Centerview reviewed with the Company Board a preliminary financial analysis of the Company. The Company Board and management discussed Parent’s proposal as well as the Company’s future prospects as a standalone entity and other strategic alternatives available to the Company including a potential acquisition of Party A. At this meeting, Mr. Katkin also reported on his recent discussions with Party A and the pricing terms of a potential acquisition that had been tentatively agreed to with Party A.

As part of its review of its fiduciary obligations, the Company Board, management and representatives of Centerview discussed additional potential acquirors of the Company and whether the Company should conduct an auction or pre-signing market check. As part of this discussion, Centerview identified for the Company Board additional potential acquirors of the Company that Centerview believed might be interested in exploring a potential acquisition of the Company. Centerview noted that many of these companies had been contacted by the Company or its advisors in the recent past and had declined interest in pursuing a strategic transaction with the Company. Following a lengthy discussion between Centerview and the Company Board regarding the list of additional potential acquirors, three potential bidders, Party C, Party D and Party E, were identified as the most likely to have the capacity and interest in acquiring the Company (the “Targeted Bidders”).

The Company Board discussed the advantages of conducting a broad or targeted pre-signing market check, including, among others, the potential to assist the Company Board to obtain a higher value transaction and negotiate more favorable terms. The Company Board also considered the disadvantages of conducting a broad or targeted pre-signing market check, including, among others, that it would increase the risk of leaks that could harm the competitive position of the Company, it could result in Parent or Party A withdrawing its interest, it would create additional work force disruption which could negatively impact sales and progress on other key operating performance metrics and it may delay the timing of, and thereby increase the execution risks of, a transaction with Parent or Party A, and noted that these disadvantages were more pronounced with a broad pre-signing market check. The Company Board also concluded, based on discussions with Centerview and the lack of interest in engaging in strategic discussions with the Company expressed by the numerous pharmaceutical and biotechnology companies that Company management contacted over the previous 2 year period, that no parties other than the Targeted Bidders were likely to have both the interest and ability to move on a timely basis to acquire the Company for a price higher than $15.00 per Company Share. At the conclusion of the discussion, the Company Board determined that a targeted pre-signing market check involving the Targeted Bidders would be in the best interest of the Company and its stockholders if pursuing a sale of the Company.

At the meeting, the Company Board discussed the merits of a potential all-cash sale to Parent or other potential acquirer relative to a potential acquisition of Party A. The Company Board and management noted that the sale of the Company for a compelling price may be in the best interests of stockholders due to the risks involved in continuing to grow revenues and maintain current sales of the Company’s sole commercial product in the United States, the risks involved with building infrastructure and commercializing the Company’s sole product in Europe, the risks associated with the outcome of clinical studies, regulatory approvals, maintaining patent coverage for the Company’s sole commercial product, and competing in a highly-regulated industry. The

Company Board also noted that an all-cash sale of the Company would provide certainty of the value to the Company stockholders. Based on these discussions, the Company Board tentatively determined that an all-cash sale of the Company at a compelling price was preferable to an acquisition of Party A.

At the conclusion of the October 21 meeting, the Company Board directed management to attempt to negotiate for a higher price per Company Share from Parent while also pursuing a targeted pre-signing market check involving the Targeted Bidders. The Company Board also directed management to continue performing diligence and engaging in negotiations with Party A regarding the potential acquisition of Party A as a potential alternative given the remaining uncertainty regarding the ability to reach agreement with Parent on terms acceptable to the Company.

Later on October 21, 2014, Mr. Katkin spoke to a representative of Parent and informed him that Parent would need to increase its proposed price per Company Share in order to reflect the value inherent in future prospects of the Company. Following this discussion, the representative of Parent said that Parent would provide a revised proposal to the Company within a week.

During late October 2014, at the direction of the Company Board, representatives of Centerview or management of the Company had discussions with Party C, Party D and Party E regarding a potential sale of the Company. Party C indicated an interest in exploring an acquisition of the Company and its desire to conduct diligence on the Company. Party D declined interest in pursuing an acquisition of the Company. Party E indicated that it was aware of market speculation that the Company was actively involved in merger discussions and that it was interested in exploring a potential acquisition of the Company. Party E requested to review certain preliminary diligence information regarding the Company, after which Party E would commit to respond by November 9, 2014 with a decision on whether it was interested in pursuing an acquisition of the Company. The Company Board was notified of the discussions with Party E and the management of the Company scheduled an in-person preliminary diligence meeting with representatives of Party E for November 6, 2014. Management of the Company emphasized to representatives of Party E that they would need to move quickly because the Company was in advanced discussions regarding a sale of the Company.

On October 24, 2014, Mr. Katkin discussed with representatives of Parent that it was the Company’s view that Parent’s proposal of $15.00 per share in cash was insufficient to receive approval from the board or support from the stockholders of the Company.

On October 26, 2014, Mr. Katkin informed a representative of Parent that Parent needed to raise the proposed offer price above the current $15.00 per share. Mr. Katkin and a representative of Parent discussed next steps for the process, and that Parent would deliver a revised proposal to the Company early the following week. Parent also informed the Company that Parent would send an initial draft of a definitive merger agreement during the following week.

On October 28, 2014, Mr. Katkin spoke to a representative of Parent who verbally provided a revised proposal of $16.25 per Company Share in cash. The closing price of the Common Stock on October 28, 2014 was $11.84 per Company Share.

On October 28 and 29, 2014, Mr. Katkin had telephone conversations with the Company Board and representatives of Centerview and Latham & Watkins to discuss Parent’s increased offer. After discussion and input from its advisors, the Company Board directed Mr. Katkin to continue negotiations with Parent to seek a higher price per Company Share. The closing price of the Common Stock on October 29, 2014 was $12.39 per Company Share.

On October 29, 2014, Mr. Katkin called a representative of Parent and conveyed the Company Board’s desire for a higher price.

On October 30, 2014, a representative of Parent called Mr. Katkin to discuss Parent’s offer. The representative verbally provided a revised proposal of $17.00 per Company Share in cash. The representative of

Parent also reiterated Parent’s desire to sign a definitive merger agreement on November 17, 2014, following Parent’s completion of due diligence on the Company. The closing price of the Common Stock on October 30, 2014 was $13.20 per Company Share. On the same day, management from Parent and the Company had an in-person meeting and Parent commenced on-site due diligence.

On October 30, 2014, Bloomberg published an article suggesting the Company was a likely takeover target and that the Company had been in talks regarding a merger or sale since September 2014. Following this publication, later in October and in November, the Company became aware of additional media outlets speculating that the Company was a potential takeover target. The closing price of the Common Stock rose from $13.20 per Company Share on October 30, 2014 to $14.92 per Company Share on November 28, 2014.

On October 31, 2014, Mr. Katkin had discussions with the Company Board and representatives of Centerview and Latham & Watkins regarding his recent negotiations with Parent and Parent’s $17.00 per Company Share verbal offer. The Company Board noted that Parent’s $17.00 per Company Share offer was compelling and that, based on Mr. Katkin’s reports of his negotiations with Parent, Parent was unlikely to offer a price higher than $17.00 per Company Share. The Company Board also discussed the October 30, 2014 Bloomberg article and the immediate and future effect of the article and other media speculation on the price of the Common Stock. Following discussion, the Company Board directed management and its advisors to move forward to negotiate a definitive agreement with Parent based on its proposed offer price and timeline. Later that day, Mr. Katkin called Parent and communicated the Company Board’s decision to move ahead with negotiations.

During November 2014, the Company worked with Parent to complete Parent’s due diligence and continued the due diligence process with Party A.

On November 2, 2014, the Company Board held a telephonic meeting, with members of management, Centerview and Latham & Watkins participating, to further discuss Parent’s revised proposal and the status of discussions with other potential acquirors, including Party C and Party E, and the proposed transaction with Party A. The Company Board again noted the risks associated with a broad pre-signing market check compared to a targeted pre-signing market check, particularly as it related to the increased execution risks of a transaction with Parent or Party A. The Company Board also noted that it would expect any interested party to reach out in light of the media speculation that the Company was a likely takeover target and that the Company was in talks regarding a transaction. In addition, the Company Board discussed the October 30, 2014 Bloomberg article and the effect of the article and other media speculation on the price of the Common Stock. After further discussion, the Company Board directed management and its advisors to continue the diligence process with Parent and to begin negotiation of a definitive merger agreement, emphasizing that the terms of the merger agreement would need to provide for certainty of closing, an ability for the Company to terminate the merger agreement to accept an unsolicited, higher proposal and a relatively low termination fee that would not deter a potential topping bid. However, the Company Board noted that Parent had not yet confirmed it was satisfied with its diligence and accordingly the Company Board was uncertain whether Parent would ultimately sign a definitive agreement to acquire the Company on terms acceptable to the Company. The Company Board also directed management and its advisors to continue to reach out to Party C and Party E, including providing preliminary diligence information to Party C and Party E, and to continue discussions with Party A.

On November 3, 2014, Party C again expressed to the Company and Centerview that it wanted to do additional diligence on the Company before determining whether to pursue a potential acquisition of the Company. The Company then participated in a diligence call with Party C on November 5, 2014.

On November 5, 2014, the Company and Party E entered into a confidentiality agreement. On November 6, 2014, representatives of Party E visited the Company’s corporate headquarters for due diligence meetings with members of senior management. After that meeting, representatives of Party E indicated that they would be in touch regarding next steps. Over the next several days, Company management exchanged several emails with a representative of Party E attempting to schedule a follow-up call and emphasizing that Party E would need to move quickly if it wished to make a bid for the acquisition of the Company.

On November 6, 2014, Skadden, Arps, Slate, Meagher & Flom, LLP (“Skadden”), Parent’s legal counsel, delivered an initial draft of the Merger Agreement to Latham & Watkins.

On November 7, 2014, the Company announced preliminary feedback from the FDA regarding the New Drug Application (“NDA”) for AVP-825, raising questions regarding the human factor validation study data submitted as part of the NDA. Based on this feedback, the Company announced that AVP-825 would likely not be approved by the PDUFA Date of November 26, 2014. Following the announcement of the FDA feedback, the closing price of the Common Stock on November 7, 2014 was $13.02 per Company Share, compared to a closing price of $13.21 per Company Share on the previous day.

On November 10, 2014, representatives of the Company again emphasized to Party E the importance of responding quickly with Party E’s intentions regarding the ongoing discussions with the Company. Despite multiple assurances by Party E that input regarding Party E’s intentions would be forthcoming, Party E did not contact the Company with such input.

Also on November 10, 2014, representatives of Party C called Mr. Katkin and indicated that they were not interested in pursuing a potential transaction with the Company.

On November 11, 2014, the Company Board held a meeting to discuss Parent’s initial draft of the Merger Agreement and the status of discussions with other potential acquirors and with Party A. Representatives of Centerview and Latham & Watkins were present, as were members of the Company’s management. Representatives of Latham & Watkins reviewed with the Company Board the draft Merger Agreement received from Parent’s counsel. The Company Board focused specifically on certain principal issues raised by the draft Merger Agreement, including the definition of “material adverse effect” that contained what were considered to be off-market terms, the non-solicitation covenant relating to the Company’s ability to engage with any third party making a competing proposal and the proposed termination fee of 3.5% of the aggregate transaction value. The Company Board specifically discussed the effect of these issues on the certainty of closing the proposed merger and the effect on any potential competing proposal that could be received after signing the Merger Agreement. The Company Board instructed management and representatives of Latham & Watkins to negotiate terms in the Merger Agreement that were more favorable to the Company. Representatives of Latham & Watkins also reviewed with the Company Board key principles related to its fiduciary duties with respect to the proposed sale of the Company to Parent and led a discussion on the potential sale process. Representatives of Centerview then provided an update on the status of discussions with additional potential acquirors of the Company and an updated financial analysis. The Company Board also discussed media speculation about a potential sale of the Company and the impact of such speculation on the price of the Common Stock.

At the November 11, 2014 meeting, members of management updated the Company Board on the status of diligence with Party A. In light of the uncertainty concerning Parent’s diligence and the unresolved terms in the proposed merger agreement with Parent, the Company Board directed management to continue to pursue the proposed transaction with Party A as a potential alternative to the proposed sale of the Company to Parent, as well as continue discussions with Party E.

Following the meeting of the Company Board on November 11, 2014, Latham & Watkins sent a revised draft of the Merger Agreement to Skadden, reflecting input from Company management and the Company Board.

Between November 11, 2014 and November 18, 2014, representatives of Latham & Watkins and Skadden negotiated various provisions of the draft Merger Agreement, including the definition of material adverse effect, the non-solicitation covenant applicable to the Company and its representatives and the size of the termination fee that could be payable by the Company.

Following a teleconference on November 13, 2014, less than one week before the November 17, 2014 date that Parent had previously indicated as its desired signing date, Parent indicated to the Company that it needed an additional two weeks to complete its diligence and therefore wanted to change the proposed signing date to December 1, 2014. The closing price of the Common Stock on November 11, 2014 was $13.30 per Company Share.

On November 17, 2014, the Company Board held a telephonic meeting, with members of management, Centerview and Latham & Watkins participating, to discuss the status of discussions and negotiations with Parent, Party E and Party A. Mr. Katkin reported to the Company Board on Parent’s request for an additional two weeks to complete diligence. The Company Board also discussed media speculation about a potential sale of the Company and the impact of such speculation on the price of the Common Stock. Following discussion, the Company Board directed management and its advisors to continue diligence discussions and negotiations with Parent and to assess whether Party E had interest in a potential transaction with the Company, and in light of the uncertainty surrounding the negotiations with Parent to progress the negotiations with Party A.

On November 19, 2014, Latham & Watkins and Centerview delivered an initial draft merger agreement to Party A’s legal counsel. This merger agreement proposed an all-stock transaction.

Also on November 19, 2014, Skadden delivered a revised draft of the Merger Agreement to Latham & Watkins. In this draft, among other changes, Parent had lowered its requested termination fee from 3.5% to 3.0% of the aggregate transaction value, subject to agreement of the other provisions. Between November 19 and 26, 2014, representatives of Latham & Watkins and Skadden continued to negotiate the terms of the Merger Agreement at the direction of the Company and Parent, respectively.

Also on November 19, 2014, the Company received an email from Party E indicating that they would contact Mr. Katkin the following day with input regarding Party E’s intentions. However, Party E did not attempt to contact Mr. Katkin on November 20, 2014.

On November 21, 2014, the Company Board held a telephonic meeting, with members of management, Centerview and Latham & Watkins participating, to discuss the status of negotiations with Parent and Party A. Mr. Katkin reported on the status of negotiations with Parent and the recent contact from Party E. Representatives of Latham & Watkins discussed the key terms being negotiated in the Merger Agreement, including the break-up fee and the details of the non-solicitation covenant, and again reviewed with the Company Board its fiduciary duties in the context of a sale of the Company. Mr. Katkin also provided an update on the Company’s diligence efforts with respect to Party A. The Company Board also discussed media speculation about a potential sale of the Company and the impact of such speculation on the price of the Common Stock. On November 25, 2014, five days after Party E had previously indicated that it would contact the Company, a representative of Party E contacted Mr. Katkin and expressed an interest in reengaging in discussions with the Company after the Thanksgiving holiday weekend of November 27 to November 30, 2014.

On November 26, 2014, after the end of the trading day, the Company made a public announcement that, consistent with the preliminary feedback announced on November 7, 2014, AVP-825 was not approved by the FDA. On November 26, 2014 the closing price of the Common Stock was $15.01 per Company Share. On the next trading day, November 28, 2014, the opening price of the Common Stock was $14.86 per Company Share and the closing price was $14.92 per Company Share.

On November 26, 2014, legal counsel to Party A delivered a revised draft of the merger agreement to Latham & Watkins. Representatives of Latham & Watkins reviewed this draft with Company management and prepared an issues list to be delivered to Party A if negotiations with Parent did not result in a definitive merger agreement being approved by the Company Board on December 1, 2014.

On November 30, 2014, representatives of Latham & Watkins, with input from the Company, negotiated satisfactory resolution of all of the open issues in the Merger Agreement, including the definition of “material adverse effect”, and the details of the non-solicitation covenant applicable to the Company, other than the amount of the termination fee that could be payable by the Company.

On December 1, 2014, Skadden delivered a revised draft of the Merger Agreement to Latham & Watkins, reflecting the agreements reached on the previous day. In this draft, Parent proposed a $100 million termination fee, representing approximately 2.85% of the aggregate transaction value. Following receipt of this draft, Mr. Katkin indicated to Parent, based on his prior discussions with the Company Board, that the Company would be willing to consider a termination fee of $90 million, representing approximately 2.57% of the aggregate transaction value.

During the afternoon of December 1, 2014, Party A contacted Mr. Katkin and expressed the need for a substantial increase in the acquisition price that had been previously discussed between the parties on October 9, 2014 in order for Party A to support a transaction with the Company.

On the evening of December 1, 2014, the Company Board held a special telephonic meeting, with members of management, Centerview and Latham & Watkins participating, to consider approval of the proposed Merger Agreement with Parent. At the time the meeting started, the last open issue in the negotiations of the proposed Merger Agreement was the amount of the termination fee. During the course of the meeting, representatives of Parent contacted Mr. Katkin and informed him that they would accept the Company’s proposal of a $90 million termination fee, representing approximately 2.57% of the aggregate transaction value. Also at this meeting,

•	representatives of Latham & Watkins again reviewed with the Company Board their fiduciary duties when considering the proposed transaction;

•	management and representatives of Latham & Watkins reviewed with the Company Board the outcome of the negotiations with Parent and the revised terms and conditions of the proposed Merger Agreement; and

•	representatives of Centerview reviewed with the Company Board Centerview’s financial analysis of the $17.00 per Company Share cash consideration, and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 1, 2014, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the $17.00 per Company Share cash consideration to be paid to the Company’s stockholders (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders.

The Company Board considered various reasons to approve the Merger Agreement, including certain countervailing factors. The Company Board also considered the Company’s recent communications with Party E and its belief that Party E would not have the interest and ability to enter into a definitive agreement to acquire the Company for a price higher than $17.00 per Company Share on a timetable that would not expose the Company to significant risk of losing the proposed transaction with Parent. In this regard, the Company Board noted Party E’s failure to ever present any proposal to the Company and its lack of responsiveness to the Company over the prior several weeks. After discussions with its financial and legal advisors and members of the Company’s senior management, and in light of the reasons considered, the Company Board unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement, (ii) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

On December 1, 2014, Parent, Purchaser and the Company executed and delivered the Merger Agreement. Prior to the open of U.S. markets on December 2, 2014, the Company and Parent issued press releases announcing the execution of the Merger Agreement.

On December 12, 2014, Purchaser commenced the Offer.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer, the Company Board consulted with the Company’s senior management, Latham & Watkins and Centerview and considered and analyzed a wide and complex range of factors. The Company Board also consulted with Latham & Watkins regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms of the Merger Agreement and related agreements. Based on these consultations, considerations and analyses, and the factors discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available for the Company’s stockholders and is fair to, and in the best interests of, the Company’s stockholders.

The Company Board believed the following material factors and benefits supported its unanimous determination and recommendation:

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations and business of the Company as well as the Company’s prospects and risks if the Company were to remain an independent company. The Company Board discussed the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing upon the Company’s business and financial plans in the short- and long-term, the impact of general market trends on the Company’s sales, as well as the general risks of market conditions that could reduce the price of the Common Stock. Among the potential risks identified by the Company Board were:

•	the Company’s ability to continue to grow its revenues and to maintain sales of its single currently marketed product;

•	the Company’s ability to maintain patent coverage for its single currently marketed product and future products, including risks related to pending and any future patent infringement lawsuits, re-examinations and the risk of generic products competing with the Company’s single currently marketed product earlier than anticipated;

•	the risk that the FDA will not approve new products being developed by the Company;

•	the risks associated with moving to a deuterated form of dextromethorphan;

•	the risks associated with the outcome of future clinical studies and the possibility that future clinical study results will not be consistent with those previously observed;

•	the Company’s ability to successfully manufacture, distribute and commercialize new products;

•	the competitive nature of the Company’s industry and target markets;

•	the Company’s financial resources relative to its competitors and the significant amount of capital (and incremental stockholder dilution) that the Company would need to raise to fund ongoing clinical trials, commercialization of its pipeline products and continuance of its existing research and development operations;

•	the potential impact on the Company’s business of government healthcare reform; and

•	general risks and market conditions that could reduce the market price of the Company Shares.

•

Premium to Market Price. The Company Board considered the relationship of the Offer Price to the current and historical market prices of the Company Shares. The Offer Price to be paid in cash for each Company

Share would provide stockholders of the Company with the opportunity to receive a significant premium over the current and historical market price of the Company Shares, which had already experienced significant upward movement over the past quarter (having reached a trading high of $15.34 per share in November 2014). The Company Board reviewed historical market prices, volatility and trading information with respect to the Company Shares, including the fact that the Offer Price represents:

•	a premium of approximately 48% over the closing price per share of the Company Shares on the Nasdaq Global Market on October 15, 2014, the last trading day before Parent’s initial offer;

•	a premium of approximately 31% over the 30-day VWAP (as defined below);

•	a premium of approximately 13% over the highest closing price per share of the Company Shares on the Nasdaq Global Market during the 52 weeks preceding December 1, 2014; and

•	a premium of approximately 13% over the closing price per share of the Company Shares on the Nasdaq Global Market on December 1, 2014, the last trading day before the execution of the Merger Agreement.

•	Certainty of Value. The Company Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The Company Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent and pursing the Company’s current business and financial plans.

•	Potential Strategic Alternatives. The Company Board considered possible alternatives to the acquisition by Parent (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), potential benefits to the Company’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Company Board also considered the possibility that Parent could withdraw its proposal if the Company delayed in proceeding with Parent’s Offer.

•	Full and Fair Value. The Company Board believed that the Offer Price of $17.00 per Company Share represents full and fair value for the Company Shares, taking into account the Company Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition for the fiscal year ended September 30, 2014 and projected results for the 2015 to 2033 fiscal years and the relative certainty of the consideration in cash for the Offer as compared to forecasted financial results.

•	Negotiations with Parent and Terms of the Merger Agreement. The Company Board believed that the Offer Price of $17.00 per Company Share represented the highest value reasonably obtainable for the Company Shares, based on the progress and outcome of its negotiations with Parent, resulting in an increase in the price per Company Share initially offered by Parent, as well as a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to the Company. The Company Board believed, based on these negotiations and discussions, that the Offer Price was the highest price per Company Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Parent was willing to agree. Terms of the Merger Agreement supporting the Company Board’s belief include:

•	Ability to Respond to Certain Unsolicited Acquisition Proposals—the Merger Agreement permits the Company Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third party that has made an unsolicited and written acquisition proposal if the Company Board reasonably determines in good faith that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties.

•	Change of Recommendation—either in the event that the Company receives a Superior Proposal or in the event of an Intervening Event (each as defined in the Merger Agreement), the Company Board has the right, prior to the purchase of Company Shares pursuant to the Offer, to withhold, withdraw, amend, modify or qualify, in a manner adverse to Parent, its recommendation to its stockholders of the Offer, provided that the Company Board may not make such an adverse recommendation change unless (i) the Company notifies Parent in writing at least forty-eight hours before the adverse recommendation change of its intention to take such action, and provides Parent with certain information relating to the Superior Proposal or Intervening Event, (ii) the Company Board determines, after consultation with legal counsel, that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties and (iii) in the case of a Superior Proposal, such proposal did not result from a material breach by the Company of its non-solicitation and change-of-recommendation obligations. After delivering notice to Parent of the potential recommendation change, the Company must consider in good faith any revisions to the terms of the Merger Agreement made by Parent, and if such terms are revised, then the Company Board may not change its recommendation unless it again finds that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties.

•	Fiduciary Termination Right—the Company Board may terminate the Merger Agreement to accept a Superior Proposal if (i) the Company has complied with requirements set forth in the previous bullet and (ii) prior to such termination, the Company pays to Parent a termination fee of approximately $90 million, which the Company Board believed was less than termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company Board entered into a definitive agreement for a Superior Proposal.

•	Conditions to Consummation of the Offer and Merger; Likelihood of Closing—the fact that Parent’s obligations to purchase Company Shares in the Offer and to close the Merger are subject to limited conditions and the transactions contemplated by the Merger Agreement are reasonably likely to be consummated.

•	Extension of Offer Period—the fact that that the Purchaser must extend the Offer for successive extension periods of 10 business days each (or any longer period as may be approved in advance by the Company) if at any scheduled expiration of the Offer any condition to the Offer has not been satisfied or waived (other than the minimum condition set forth in the Merger Agreement, which may not be waived by Purchaser), and must extend the Offer once (and for further extension periods, in its sole and absolute discretion) for an extension period of 10 business days if all conditions to the Offer other than the minimum condition have been met.

•	No Financing Condition—the representation of Parent and Purchaser that they would have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

•	Speed and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Company Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Company Shares in the Offer. The Company Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Business Reputation of Parent. The Company Board considered the business reputation, management and financial resources of Parent. The Company Board believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•

Opinion of the Company’s Financial Advisor. The opinion of Centerview rendered to the Company Board on December 1, 2014, which was subsequently confirmed by delivery of a written opinion dated such date, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Company Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of the Company’s Financial Advisor.”

•	Appraisal Rights. The Company Board considered the fact that the stockholders that do not tender their Company Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with customers, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Company Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•	Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•	No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay to Parent a termination fee in certain circumstances as described above.

•	Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customers, operating results and stock price, and the Company’s ability to attract and retain key management, sales and marketing, scientific and research personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

•	Timing Risks. the amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied.

•	Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger will be taxable to the stockholders for federal income tax purposes.

•	Potential Conflicts of Interest. The fact that certain of the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Opinion of the Company’s Financial Advisor

The Company retained Centerview as financial advisor to the Company in connection with the proposed Offer and Merger and the other transactions contemplated by the Merger Agreement, which are collectively referred to as the “Transaction” throughout this section. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Company Shares (other than Cancelled Company Shares (as defined in the Merger Agreement), Dissenting Company Shares (as defined in the Merger Agreement) and Company Shares held by any affiliate of Parent, which are collectively referred to as “Excluded Shares” throughout this section) of the Offer Price proposed to be paid to such holders pursuant to the Merger Agreement. On December 1, 2014, Centerview rendered to the Company Board its oral opinion, subsequently confirmed in a written opinion dated such date, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, the Offer Price to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated December 1, 2014, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Company Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Company Shares in connection with the Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	the Merger Agreement;

•	Annual Reports on Form 10-K of the Company for the years ended September 30, 2013, September 30, 2012 and September 30, 2011;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company (including the Management Base Case Forecasts and the Management Upside Case Forecasts, both as defined in Item 4 “Certain Projections”, together the “Forecasts”) prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, and which is collectively referred to in this summary of Centerview’s opinion as the “Internal Data.” For more information, see Item 4 “Certain Projections.”

Centerview also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and any documents or agreements contemplated thereby and in accordance with all applicable laws, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and its opinion did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Company Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Offer Price to be paid to the holders of the Company Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Company Shares in connection with the Tender Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated December 1, 2014. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the business do not purport to be appraisals or reflect the prices at which the business may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before

December 1, 2014 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions.

Selected Comparable Public Company Analysis

Centerview reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to the Company:

•	Pacira Pharmaceuticals, Inc.

•	NPS Pharmaceuticals, Inc.

•	Swedish Orphan Biovitrum AB

•	Dyax Corp.

•	Ironwood Pharmaceuticals, Inc.

•	Horizon Pharma Public Limited Company

•	INSYS Therapeutics, Inc.

•	Depomed, Inc.

Although none of the selected companies is directly comparable to the Company, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded commercial-stage biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company.

Centerview calculated and compared financial multiples for the selected comparable companies based on information it obtained from management of the Company, SEC filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research, and closing stock prices on December 1, 2014 (the last full trading day prior to the delivery by Centerview of its opinion to the Company Board). With respect to each of the selected comparable companies, Centerview calculated enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and other convertible securities) plus the book value of debt less cash and cash equivalents) as a multiple of the consensus equity research analyst estimated revenue for calendar year 2015 and 2016.

The results of this analysis are summarized as follows:

	25th Percentile	Median	75th Percentile
CY2015 Revenue Multiples	4.5x	8.5x	11.6x
CY2016 Revenue Multiples	4.0x	5.8x	7.3x

Based on the foregoing analysis, Centerview applied a range of 4.5x to 11.6x, representing the 25th and 75th percentiles, respectively, of estimated calendar year 2015 revenue multiples derived from the selected comparable companies, to the Company’s projected calendar year 2015 revenue of $177 million, based on the Management Base Case Forecasts, which resulted in an implied per Company Share equity value range for the Company’s Common Stock of approximately $5.20 to $11.25. Centerview also applied a range of 4.0x to 7.3x, representing the 25th and 75th percentiles, respectively, of estimated calendar year 2016 revenue multiples derived from the selected comparable companies, to the Company’s projected calendar year 2016 revenue of $276 million, based on the Management Base Case Forecasts, which resulted in an implied per Company Share equity value range for the Company’s Common Stock of approximately $6.70 to $11.10. Centerview compared this range to the per share consideration of $17.00 to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected other transactions involving commercial-stage biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transaction. These transactions were:

Date Announced	Target	Acquiror
10/09/14	Auxilium Pharmaceuticals, Inc.	Endo International plc
07/31/14	Rottapharm S.p.A.	Meda AB
02/11/14	Cadence Pharmaceuticals, Inc.	Mallinckrodt public limited company
01/08/14	Aptalis Pharma Inc.	Forest Laboratories, Inc.
12/19/13	Algeta ASA	Bayer AG
11/11/13	ViroPharma Incorporated	Shire plc
11/07/13	Santarus, Inc.	Salix Pharmaceuticals, Ltd.
09/03/12	Medicis Pharmaceutical Corporation	Valeant Pharmaceuticals International, Inc.
07/16/12	Human Genome Sciences, Inc.	GlaxoSmithKline plc
10/12/10	King Pharmaceuticals, Inc.	Pfizer Inc.
09/17/10	Crucell N.V.	Johnson & Johnson
06/30/10	Abraxis BioScience, Inc.	Celgene Corporation
06/07/10	Talecris Biotherapeutics Holdings Corp.	Grifols, S.A.
05/16/10	OSI Pharmaceuticals, Inc.	Astellas Pharma, Inc.
09/03/09	Sepracor Inc.	Sumitomo Dainippon Pharma Co., Ltd.
03/12/09	CV Therapeutics, Inc.	Gilead Sciences, Inc.

No company or transaction used in this analysis is identical or directly comparable to the Company or the Transaction. The companies included in the selected transactions above are companies with certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of the Company. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

Financial data for the precedent transactions was based on information Centerview obtained from SEC filings, relevant press releases, FactSet and Wall Street equity research.

Centerview reviewed, among other things, transaction values in the selected transactions and, in each case, calculated the transaction value (calculated as the equity purchase price (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and other convertible securities), plus the book value of debt, less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s estimated one-year forward revenue and two-year forward revenue. Centerview also reviewed the implied premiums paid in the selected transactions over the target company’s (i) closing share price one day prior to the date on which the public became aware of the possibility of such transaction, which is referred to as “% Premium to Unaffected 1-Day Closing Price,” (ii) 30-trading-day volume-weighted average price (“VWAP”) per share leading up to the date on which the public became aware of the possibility of the transaction, which is referred to as “% Premium to Unaffected 30-Day VWAP,” and (iii) 52-week high closing share price one day prior to the date on which the public became aware of such transaction, which is referred to as “% Premium to Unaffected 52-Week High.”

The results of this analysis are summarized as follows:

	25th Percentile		Median		75th Percentile
Trans Val/ 1-Yr Fwd Revenue	3.4	x	5.6	x	6.6	x
Trans Val/ 2-Yr Fwd Revenue	2.8	x	4.6	x	5.8	x
% Premium to Unaffected 1-Day Closing Price	37%		47%		63%
% Premium to Unaffected 30-Day VWAP	36%		50%		67%
% Premium to Unaffected 52-Week High	9%		15%		41%

Based on the foregoing analysis, Centerview applied (i) a range of 3.4x to 6.6x, representing the 25th and 75th percentiles, respectively, of estimated one-year forward revenues multiples derived from the precedent transactions, to the Company’s projected calendar year 2015 revenue of $177 million, based on the Management Base Case Forecasts and (ii) a range of 2.8x to 5.8x, representing the 25th and 75th percentiles, respectively, of estimated two-year forward revenues multiples derived from the precedent transactions, to the Company’s projected calendar year 2016 revenue of $276 million, based on the Management Base Case Forecasts. Centerview also applied (i) a range of 37% to 63% to the Company’s price per Company Share at the close of trading on December 1, 2014, the unaffected price on the trading day prior to public announcement of the Transaction, (ii) a range of 36% to 67% to the Company’s 30-trading-day volume-weighted average price per Company Share leading up to December 1, 2014 and (iii) a range of 9% to 41% to the Company’s high closing price per Company Share during the 52-week period prior to December 1, 2014.

Applying the ranges above resulted in the following approximate implied per Company Share equity value ranges for the Company’s Common Stock:

Implied Per Share Price Range
1-Yr Forward Revenue Multiple	$4.25 – $7.00
2-Yr Forward Revenue Multiple	$5.10 – $9.05
% Premium to Unaffected 1-Day Closing Price	$20.55 – $24.45
% Premium to Unaffected 30-Day VWAP	$17.70 – $21.80
% Premium to Unaffected 52-Week High	$16.30 – $21.25

Centerview compared these ranges to the per share consideration of $17.00 to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Sum-of-the-Parts Discounted Cash Flow Analysis

Centerview also performed a sum-of-the-parts discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Centerview performed the discounted cash flow analysis of the Company based on the Management Base Case Forecasts and the Management Upside Case Forecasts of fully-taxed unlevered free cash flows from the second fiscal quarter of 2015 through 2033. The fully-taxed unlevered free cash flows and a terminal value (calculated using a 70% year-over-year decline in fully-taxed unlevered free cash flows after 2033) were then discounted to present values using a range of discount rates from 9.5% to 11.5% using a mid-year convention. This range of discount rates was determined based on Centerview’s analysis of the Company’s weighted average cost of capital. The discounted cash flow analysis accounted for: (i) projected U.S. sales and product-related expenses of Nuedexta, (ii) projected ex-U.S. royalties for Nuedexta (iii) projected U.S. sales and product-related expenses of AVP-825, (iv) projected U.S. sales and product-related expenses of AVP-786 in Agitation in dementia and in Major Depressive Disorder, (v) projected ex-U.S. royalties for AVP-786 in Agitation in dementia and in Major Depressive Disorder, (vi) projected revenue related to the co-promotion of Januvia, (vii) projected corporate general and administrative expenses, capital expenditures, depreciation and amortization, stock-based compensation, and changes in net working capital, (viii) projected overhead research and development expenses, (ix) current and projected net operating losses and (x) projected net cash as of December 31, 2014.

This analysis resulted in the following approximate implied per Company Share equity value ranges for the Company’s Common Stock:

Implied Per Share Price Range
Management Base Case Forecasts	$11.40 – $13.85
Management Upside Case Forecasts	$12.95 – $15.80

Centerview compared this range to the per share consideration of $17.00 to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Considerations

Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

•	Historical closing trading prices of the Company’s Common Stock during the 12-month period ended December 1, 2014, which reflected low and high stock trading prices for the Company during such period of $2.65 to $15.01 per share; and

•	Stock price targets for the Company’s Common Stock in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company of $15.00 and $21.00 per share, respectively.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the Offer Price or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has provided other investment banking services to the Company in connection with a potential acquisition by the Company for which Centerview has not received, but may in the future receive, compensation. In the past two years, Centerview has not provided investment banking or other services to the Parent or Purchaser for which Centerview has received any compensation. Centerview may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

The Company Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience with respect to the pharmaceutical and biopharmaceutical industries generally. Centerview is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

Certain Projections.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company has in the past provided annual guidance with respect to operating expenses and has from time to time provided updates to such guidance in connection with its quarterly financial reporting. The Company’s management also regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Company Board and Centerview forward-looking financial information for the fiscal years 2015 through 2033 based upon projections developed by the Company. These internal financial forecasts for the fiscal years 2015 through 2033 (the “Management Base Case Forecasts”) were reviewed by the Company Board and used by Centerview in connection with their opinion to the Company Board and related financial analyses. The Company’s management also prepared and provided to the Company Board and Centerview forward-looking financial information for the fiscal years 2015 through 2033 to reflect a possible upside case for the future financial performance of the Company and used more positive assumptions than those made in the Management Base Case Forecasts (the “Management Upside Case Forecasts” and, together with the Management Base Case Forecasts, the “Forecasts”). The Forecasts are subject to certain assumptions, risks and limitations, as described below. A summary of the Forecasts is set forth below.

The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Forecasts were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Forecasts do not comply with generally accepted accounting principles. The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Company Shares in the Offer, but because these internal financial forecasts were made available by the Company to Parent and Purchaser. The Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: failure to consummate the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the

Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company and Centerview or their respective affiliates, officers, directors, advisors or other representatives considered or consider the internal financial forecasts necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Centerview, or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these internal financial forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company, nor, to the knowledge of the Company, Centerview intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

The estimates of EBIT included in the Forecasts were calculated using U.S. generally accepted accounting principles (“GAAP”) and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

Management Base Case Forecasts

	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033
Total Revenue	$156	$252	$337	$391	$438	$532	$646	$812	$1,028	$1,239	$1,499	$1,727	$1,538	$1,530	$1,471	$1,499	$1,556	$1,662	$1,509
Total COGS	($2)	($13)	($17)	($21)	($25)	($33)	($45)	($62)	($86)	($115)	($148)	($176)	($184)	($193)	($181)	($184)	($192)	($218)	($217)

Total Gross Margin	$154	$239	$320	$370	$414	$499	$601	$749	$942	$1,124	$1,351	$1,551	$1,354	$1,336	$1,290	$1,315	$1,364	$1,444	$1,292
Total R&D	($42)	($53)	($55)	($49)	($39)	($41)	($44)	($36)	($29)	($29)	($29)	($26)	($24)	($22)	($20)	($20)	($20)	($20)	($18)
Total S&M	($147)	($164)	($162)	($173)	($196)	($260)	($292)	($316)	($339)	($355)	($342)	($285)	($234)	($204)	($189)	($168)	($158)	($149)	($75)
Total G&A	($48)	($52)	($45)	($47)	($50)	($52)	($55)	($58)	($60)	($63)	($67)	($70)	($70)	($70)	($70)	($70)	($70)	($35)	($18)

Total Operating Expense	($236)	($269)	($263)	($269)	($284)	($352)	($391)	($410)	($428)	($448)	($438)	($381)	($328)	($296)	($279)	($258)	($248)	($204)	($110)

EBIT	($118)	($30)	$53	$88	$126	$128	$201	$301	$507	$677	$913	$1,170	$1,026	$1,041	$1,011	$1,058	$1,116	$1,240	$1,182
Recon from EBIT to GAAP Operating Income(1)	$33	($3)	$2	$6	($5)	$14	$1	$27	($7)	($12)	($12)	($11)	($10)	($8)	($4)	($4)	($3)	($3)	($1)

GAAP Operating Income	($85)	($33)	$55	$94	$121	$142	$202	$328	$500	$665	$901	$1,159	$1,016	$1,033	$1,007	$1,054	$1,113	$1,237	$1,181

Management Upside Case Forecasts

	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033
Total Revenue	$156	$256	$346	$403	$452	$558	$691	$888	$1,147	$1,410	$1,720	$1,989	$1,816	$1,820	$1,759	$1,797	$1,866	$1,993	$1,808
Total COGS	($2)	($15)	($18)	($24)	($27)	($38)	($52)	($73)	($103)	($140)	($180)	($213)	($223)	($234)	($220)	($224)	($234)	($265)	($265)

Total Gross Margin	$154	$241	$327	$379	$424	$520	$639	$815	$1,045	$1,270	$1,540	$1,776	$1,593	$1,586	$1,539	$1,573	$1,632	$1,728	$1,543
Total R&D	($42)	($53)	($56)	($50)	($40)	($43)	($47)	($39)	($31)	($31)	($30)	($27)	($25)	($23)	($22)	($21)	($21)	($21)	($18)
Total S&M	($149)	($168)	($165)	($178)	($204)	($281)	($320)	($345)	($370)	($388)	($380)	($323)	($275)	($242)	($224)	($199)	($187)	($176)	($89)
Total G&A	($48)	($52)	($45)	($47)	($50)	($52)	($55)	($58)	($60)	($63)	($67)	($70)	($70)	($70)	($70)	($70)	($70)	($35)	($18)

Total Operating Expense	($239)	($273)	($267)	($275)	($294)	($377)	($422)	($442)	($461)	($483)	($477)	($420)	($371)	($335)	($316)	($290)	($279)	($233)	($125)

EBIT	($124)	($32)	$55	$90	$127	$122	$199	$357	$580	$787	$1,063	$1,356	$1,222	$1,251	$1,224	$1,282	$1,353	$1,495	$1,418
Recon from EBIT to GAAP Operating Income(1)	$37	($3)	$2	$7	($5)	$15	$9	$7	($6)	($10)	($11)	($10)	($10)	($6)	($4)	($4)	($3)	($3)	($2)

GAAP Operating Income	($87)	($35)	$57	$97	$122	$137	$208	$364	$574	$777	$1,052	$1,346	$1,212	$1,245	$1,220	$1,278	$1,350	$1,492	$1,416

(1)	Management’s forecasts include a non-GAAP financial measure in regards to the treatment of milestone payments that may become due under licensing arrangements. The forecasts assume that milestone payments due upon or after FDA approval are recorded as an expense at the time the milestone is triggered. Under U.S. GAAP, the milestone payments that become due upon or after FDA approval are capitalized as an intangible asset and are amortized over the remaining life of the licensed patent.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Company Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Company Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $31,500,000, $1,000,000 of which was payable upon the rendering of Centerview’s opinion and the remainder of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

The Company has engaged MacKenzie Partners, Inc. (“MacKenzie”) to provide advisory, consulting and solicitation services in connection with, among other things, the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has arranged to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities arising from or in connection with the engagement.

Additional information pertaining to the retention of Centerview by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except for MacKenzie, neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Company Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Company, except for the transactions set forth below:

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Keith Katkin	10/24/2014	27,567	$11.76	Sale pursuant to a trading plan adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (“Rule 10b5-1”)
Joao Siffert	10/24/2014	8,426	$11.80	Sale pursuant to a trading plan adopted pursuant to Rule 10b5-1
Christine Ocampo	10/24/2014	2,080	$11.81	Sale pursuant to a trading plan adopted pursuant to Rule 10b5-1
Christine Ocampo	11/10/2014	31,992	n/a	RSU Award(1)
Christine Ocampo	11/10/2014	19,844	n/a	RSU Award(2)
Keith Katkin	11/10/2014	220,563	n/a	RSU Award(1)
Keith Katkin	11/10/2014	140,611	n/a	RSU Award(2)
Joao Siffert	11/10/2014	59,231	n/a	RSU Award(1)
Joao Siffert	11/10/2014	34,825	n/a	RSU Award(2)
Rohan Palekar	11/10/2014	59,231	n/a	RSU Award(1)
Rohan Palekar	11/10/2014	34,825	n/a	RSU Award(2)
Rohan Palekar	11/28/2014	15,000	$15.00	Sale pursuant to a trading plan adopted pursuant to Rule 10b5-1
Rohan Palekar	11/28/2014	15,000	$3.38	Exercise of Company Option

(1)	RSU Award that vests with respect to 25% of the RSU Award on each anniversary of the grant date. See Item 3 for information concerning the effect of the Merger on RSU Awards held by executive officers.
(2)	Shares underlying RSU Award that vest upon satisfaction of certain performance milestones as follows: 50% of the underlying shares shall vest one year from achievement of the milestones and the remaining 50% of the underlying shares shall vest in two equal annual installments of 25% on each anniversary of the achievement of the milestones. See Item 3 for information concerning the effect of the Merger on RSU Awards held by executive officers.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8.	Additional Information.

Named Executive Officer Golden Parachute Compensation

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger.

Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, the Company has assumed:

•	A Closing Date for the Offer and the Merger of January 1, 2015; and

•	With respect to each named executive officer, a termination of employment by the executive for good reason or by the Company without cause, in each case, on July 1, 2015, in which case the executive would be entitled to receive each of the payments and benefits described in further detail below.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Keith Katkin	$2,848,438	$19,424,690	$45,818	$4,330,684	$26,649,630
Rohan Palekar	$1,218,490	$6,834,621	$34,364	$1,568,922	$9,656,397
Joao Siffert	$1,231,439	$7,301,534	$34,364	$2,026,636	$10,593,973
Christine Ocampo	$695,723	$2,796,661	$34,364	—	$3,526,748

(1)	Amounts represent the cash severance that the named executive officer is eligible to receive under his or her Change of Control Agreement, as well as the named executive officer’s retention bonus award and the named executive officer’s 2015 Q1 Bonus (as defined below).

Cash Severance. Under the named executive officers’ Change of Control Agreements, cash severance would be payable in a lump sum upon a termination of the executive’s employment by the Company, or any of its subsidiaries or affiliates, without “cause” or due to the executive’s resignation for “good reason,” in either case, during the period beginning with the signing of an agreement, the consummation of which would result in a change of control, and ending 12 months following a change of control (i.e., pursuant to a “double trigger” arrangement), subject, in either case, to the executive’s timely execution and non-revocation of a general release of claims. In either such event, pursuant to the Change of Control Agreements, he or she will receive severance payments equal to 18 months (for Ms. Ocampo) or 24 months (for Senior Vice Presidents and above) of base salary, plus an amount equal to 1x (or 2x for Mr. Katkin) the greater of (A) the aggregate bonus payment(s) received by such executive in the Company’s preceding fiscal year or (B) the executive’s then-current target bonus amount.

Retention Bonus. Each named executive officer is eligible to receive a retention bonus award that will be payable within 30 days following the six-month anniversary of the Closing Date, subject to the executive’s continued employment with the Company through such six-month anniversary, or, if earlier, upon a termination of the executive’s employment due to death or disability (i.e., pursuant to a “single trigger” arrangement). The retention bonus awards will be in an amount equal to 45% (65% for Mr. Katkin) of the named executive officer’s annual base salary in effect upon the Closing Date.

2015 Q1 Bonus. In addition, each named executive officer is entitled to receive the portion of his or her 2015 bonus corresponding to the first quarter of fiscal year 2015 (the “2015 Q1 Bonuses”). The 2015 Q1 Bonuses will be paid to the named executive officers within 30 days following the end of the Company’s first quarter of its 2015 fiscal year (i.e., pursuant to a “single trigger” arrangement).

The following table quantifies each separate form of compensation included in the aggregate total reported in the column.

Name	Base Salary Severance ($)	Bonus Component of Severance ($)	Retention Bonus Award ($)	2015 Q1 Bonus ($)
Keith Katkin	$1,350,000	$950,000	$438,750	$109,688
Rohan Palekar	$808,956	$182,015	$182,015	$45,504
Joao Siffert	$809,226	$194,618	$182,076	$45,519
Christine Ocampo	$442,901	$95,962	$132,870	$23,990

(2)	Under the Change of Control Agreements, each named executive officer would be entitled to accelerated vesting of his or her unvested equity awards pursuant to a “double trigger” arrangement, i.e., the occurrence of a change of control and the executive’s qualifying termination as described in footnote (1) above.

Additionally, pursuant to the Merger Agreement, each option to purchase shares of the Company’s Common Stock and each RSU Award that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash equal to the Offer Price in respect of each share of Common Stock that would be issuable upon settlement of the RSU Award or upon exercise of the option, less any applicable exercise price (and less any applicable withholding taxes). Amounts included in this column are “single trigger” because they would be paid at the Effective Time, without regard to whether the named executive officer experiences a termination of employment.

The following table quantifies the value of the unvested Company Options and RSU Awards held by the named executive officers, assuming the occurrence of a change of control and qualifying termination of employment on the Closing Date and a price per share of Company Common Stock equal to the Offer Price of $17.00.

Name	Number of Unvested Stock Options (#)	Value of Unvested Stock Options ($)	Number of Restricted Stock Units (#)	Value of Restricted Stock Units ($)
Keith Katkin	357,031	$5,192,239	837,203	$14,232,451
Rohan Palekar	182,265	$2,533,332	253,017	$4,301,289
Joao Siffert	172,265	$2,473,959	283,975	$4,827,575
Christine Ocampo	63,656	$933,869	109,576	$1,862,792

(3)	Amounts include the estimated value of Company-paid COBRA healthcare coverage for each named executive officer for up to 18 months (24 months for Mr. Katkin), which the named executive officers are entitled to receive under the Change of Control Agreements upon a “double trigger” qualifying termination in connection with a change in control as described in footnote (1) above.
(4)	In connection with the signing of the Merger Agreement, each executive entered into an amendment to his or her Change of Control Agreement (each a “Gross-Up Amendment”). Pursuant to the Gross-Up Amendments, each named executive officer is entitled to a tax gross-up payment in an amount that will have an after-tax value equal to taxes that could be imposed if any payments due to the executive are considered to be “excess parachute payments” subject to excise tax under Section 4999 of the Internal Revenue Code. All tax gross-up payments are payable in connection with a “single-trigger” change of control (closing of the Offer and the Merger).

In addition to calculating any gross-up related to the equity award acceleration, the gross-up payment quantified in the table assumes both the payment of severance (which is a “double-trigger” payment) and the retention bonus awards (which is a “single-trigger” payment).

Narrative Disclosure to Named Executive Officer Golden Parachute Compensation Table

The Company has entered into Change of Control Agreements, and amendments to such agreements, with each named executive officer, each of which provide for severance payments and benefits, including equity award acceleration and certain tax gross-up obligations, upon certain terminations of employment. In addition, the Company has approved the payment of retention bonus awards and 2015 Q1 Bonuses to the named executive officers in connection with the Offer and the Merger. For more information relating to these arrangements, see the excerpts filed as Exhibit (e)(17) to this Schedule 14D-9 that are incorporated herein by reference, including the information from the 2014 10-K under “Executive Compensation”.

Stockholder Approval Not Required.

Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Company Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Company Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Company Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Company Shares in the Offer, and the Merger is consummated, holders of Company Shares immediately prior to the Effective Time who (i) did not tender their Company Shares in the Offer, (ii) comply with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Company Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Company Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Company Shares.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Company Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Company Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Company Shares immediately prior to the Effective Time and who (i) did not tender their Company Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Company Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Company Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Company Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is December 12, 2014), deliver to the Company at the address indicated below a written demand for appraisal of Company Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Company Shares in the Offer; and

•	continuously hold of record such Company Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Avanir Pharmaceuticals, Inc., 30 Enterprise, Suite 400, Aliso Viejo, California 92656, attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Company Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Company Shares owned by such holder. If the Company Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Company Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Company Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Company Shares. If Company Shares are held through a brokerage firm, bank or other nominee who in turn holds the Company Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Company Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Company Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Company Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Company Shares, which may be a central securities depository nominee if the Company Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Company Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Company Shares held for one or more beneficial owners while not exercising such rights with respect to the Company Shares held for other beneficial owners. In such case, the written demand must set forth the number of Company Shares covered by the demand. Where the number of Company Shares is not expressly stated, the demand will be presumed to cover all Company Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Company Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Company Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Company Shares who had previously demanded appraisal of their Company Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Company Shares. Accordingly, it is the obligation of the holders of Company Shares to initiate all necessary action to perfect their appraisal rights in respect of the Company Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Company Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Company Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Company Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Company Shares, a person who is the beneficial owner of Company Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Company Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Company Shares and with whom agreements as to the value of their Company Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Company Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Company Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Company Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Company Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Company Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Company Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Company Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Company Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Company Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Company Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Company Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Company Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must not tender your Company Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals.

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Company Shares pursuant to the Offer is subject to such requirements. The Merger Agreement provides that each of Parent and Purchaser, on the one hand, and the Company, on the other hand, will file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Company Shares in the Offer as soon as practicable after the date of the Merger Agreement (but in no event later than 10 business days after the date of the Merger Agreement), and the required waiting period with respect to the Offer will expire at midnight New York City time, fifteen (15) calendar days after such filings, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Company Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Company Shares pursuant to the Offer or seeking divestiture of the Company Shares so acquired or divestiture of substantial assets of Parent, Purchaser and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the forgoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Parent’s or Purchaser’s acquisition or ownership of the Company Shares.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended September 30, 2014 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2014, March 31, 2014 and December 31, 2013 filed with the SEC.

Certain Litigation.

Following the announcement of the Merger Agreement on December 2, 2014, eight putative stockholder class action complaints have been filed in the Delaware Court of Chancery against the Company, our board of directors, Parent and Purchaser challenging the proposed Merger. The actions, brought by named plaintiffs John Kim, filed December 4, 2014; Adeline Speer, filed December 5, 2014; Henri Minette, filed December 5, 2014; Douglas Las Wengell, filed December 5, 2014; Samuel Shoneye, filed December 9, 2014; Jason Brenden, filed December 10, 2014; Virgil Presta, filed December 10, 2014; and Mark Therrien, filed December 11, 2014, allege that members of our board of directors breached their fiduciary duties by agreeing to sell the Company for inadequate consideration, by including terms providing for their continued employment in the post-transaction company, and/or by utilizing deal protection measures that discouraged competing bids. The complaints further allege that the Company, Parent and Purchaser aided and abetted these alleged breaches. Among other remedies, the plaintiffs seek to enjoin the Merger. The Company and Parent believe the allegations in the complaints are without merit and intend to defend vigorously against them.

Additional lawsuits may be filed against the Company, Parent, and/or the directors of either company in connection with the Merger.

Cautionary Note Regarding Forward-Looking Statements.

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements and are based on the Company’s current beliefs and expectations. These forward-looking statements include without limitation: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Purchaser in connection with the Offer. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated December 12, 2014 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on December 12, 2014 by Parent and Purchaser (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)*	Opinion of Centerview Partners LLC, dated December 1, 2014 (included as Annex I to this Schedule 14D-9).

(a)(4)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(7)	Press Release issued by the Company, dated December 2, 2014 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 2, 2014).

(a)(8)	Form of Summary Advertisement, published December 12, 2014 in the Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(9)*	Letter to Stockholders of the Company, dated December 12, 2014, from Keith Katkin, President and Chief Executive Officer of the Company.

(a)(10)	Presentation by the Company entitled “The New Global CNS Company”, dated December 2, 2014 (incorporated by reference to the Company’s 14D-9C, filed with the SEC on December 2, 2014).

(a)(11)	Email from the Company to its Employees, dated December 11, 2014 (incorporated herein by reference to Schedule 14D-9C filed with the SEC on December 11, 2014).

(a)(12)	Form of Internal Revenue Service Form W-9, including instructions for completing the form (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of December 1, 2014, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 2, 2014).

(e)(2)	Confidentiality Agreement, dated as of May 13, 2013, as amended July 16, 2013 and September 2, 2014, by and between Parent and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Form of Indemnification Agreement between the Company and certain directors and executive officers (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed with the SEC on December 10, 2014, as Exhibit 10.22).

(e)(4)	Amended and Restated 1998 Stock Option Plan (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2001, filed with the SEC on December 21, 2001, as Exhibit 10.2).

(e)(5)	Amended and Restated 1994 Stock Option Plan (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2001, filed with the SEC on December 21, 2001, as Exhibit 10.4).

(e)(6)	Amended and Restated 2000 Stock Option Plan (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 14, 2003, as Exhibit 10.1).

Exhibit Number	Description

(e)(7)	Form of Restricted Stock Grant Notice for use with Amended and Restated 2000 Stock Option Plan (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 14, 2003, as Exhibit 10.2).

(e)(8)	2003 Equity Incentive Plan (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 14, 2003, as Exhibit 10.3).

(e)(9)	Form of Non-Qualified Stock Option Award Notice for use with 2003 Equity Incentive Plan (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 14, 2003, as Exhibit 10.4).

(e)(10)	Form of Restricted Stock Grant for use with 2003 Equity Incentive Plan (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 14, 2003, as Exhibit 10.5).

(e)(11)	Form of Restricted Stock Grant Notice (cash consideration) for use with 2003 Equity Incentive Plan (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 14, 2003, as Exhibit 10.6).

(e)(12)	2005 Equity Incentive Plan (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2013, filed with the SEC on December 11, 2013, as Exhibit 10.15).

(e)(13)	Form of Stock Option Agreement for use with 2005 Equity Incentive Plan (incorporated by reference to the Current Report on Form 8-K, filed with the SEC on March 23, 2005, as Exhibit 10.1).

(e)(14)	Form of Restricted Stock Unit Grant Agreement for use with 2005 Equity Incentive Plan and 2003 Equity Incentive Plan (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2010, filed with the SEC on December 8, 2010, as Exhibit 10.21).

(e)(15)	Form of Restricted Stock Unit Director Grant Agreement for use with 2005 Equity Incentive Plan and 2003 Equity Incentive Plan (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2010, filed with the SEC on December 8, 2010, as Exhibit 10.22).

(e)(16)	Form of Restricted Stock Purchase Agreement for use with 2005 Equity Incentive Plan (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2006, filed with the SEC on December 18, 2006, as Exhibit 10.35).

(e)(17)*	Excerpts from the Company’s Annual Report on Form 10-K, filed with the SEC on December 10, 2014.

(e)(18)	Employment Agreement with Keith Katkin, dated December 1, 2014 (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed with the SEC on December 10, 2014, as Exhibit 10.24).

(e)(19)	Amended Change of Control Agreement with Keith Katkin, dated December 1, 2014 (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed with the SEC on December 10, 2014, as Exhibit 10.38).

(e)(20)	Form of Change of Control Agreement (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed with the SEC on December 10, 2014, as Exhibit 10.23).

(e)(21)	Form of Amendment to Change of Control Agreement (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed with the SEC on December 10, 2014, as Exhibit 10.40).

Exhibit Number	Description

(e)(22)	Form of Severance Letter (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed with the SEC on December 10, 2014, as Exhibit 10.39).

(e)(23)	Form of Good Reason Waiver Letter (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed with the SEC on December 10, 2014, as Exhibit 10.41).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Avanir Pharmaceuticals, Inc.

By:	/s/ Keith Katkin
Name: Keith Katkin
Title: President and Chief Executive Officer

Dated: December 12, 2014

ANNEX I

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

December 1, 2014

The Board of Directors

Avanir Pharmaceuticals, Inc.

20 Enterprise, Suite 200

Aliso Viejo, California 92656

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Avanir Pharmaceuticals, Inc., a Delaware corporation (the “Company”), of the $17.00 per Share, net to the holder in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of December 1, 2014 (the “Agreement”), by and among Otsuka Pharmaceutical Co., Ltd., a Japanese joint stock company (“Parent”), Bigarade Corporation, a Delaware corporation and a direct or indirect wholly owned subsidiary of Parent (“Acquisition Sub”), and the Company. The Agreement provides (i) for Acquisition Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $17.00 per Share, net to the seller in cash, without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a direct or indirect wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than Cancelled Company Shares (as defined in the Agreement) and Dissenting Company Shares (as defined in the Agreement) (such Shares, together with Shares held by any affiliate of Parent, “Excluded Shares”)) will be cancelled and extinguished and automatically converted into the right to receive $17.00 per Share, net to the seller in cash, without interest, (the $17.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have provided other investment banking services to the Company in connection with a potential acquisition by the Company for which we have not received, but may in the future receive, compensation. In the past two years, we have not provided investment banking or other services to the Parent or Acquisition Sub for which we have received any compensation. We may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) Annual Reports on Form 10-K of the Company for the years ended September 30, 2013, September 30, 2012 and September 30, 2011; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and any documents or agreements contemplated thereby and in accordance with all applicable laws, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The Company may reproduce this written opinion in full in any proxy statement, solicitation/recommendation statement or other filing required to be made by the Company with the Securities and Exchange Commission in connection with the Transaction, and in materials required to be delivered to stockholders of the Company which are part of such filings. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by

§ 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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